UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. )*

BranchOut Food Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

105230 106

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 105230 106	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fluffco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
Joint Filer
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 300,917
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 300,917

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,917
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 105230 106	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Irving Levin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
Joint Filer
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 300,917
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 300,917

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,917
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 105230 106	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer

BranchOut Food Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

205 SE Davis Avenue, Suite C, Bend, Oregon 97702.

Item 2(a).	Name of Persons Filing

Fluffco, LLC (“Fluffco”)

Irving Levin (“Levin”)

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address for each of Fluffco and Levin is PO Box 80516, Portland, Oregon 97280.

Item 2(c).	Citizenship

Fluffco is a limited liability company formed and existing under the laws of the State of Oregon.

Levin is a citizen of the United States.

Item 2(d).	Title of Class of Securities

This statement on Schedule 13G is being filed with respect to Common Stock, $0.001 par value per share (the “Common Stock”) of the Issuer.

Item 2(e).	CUSIP Number

105230 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

CUSIP No. 105230 106	13G	Page 5 of 7 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

As of the date of this filing:

Each of Fluffco and Levin beneficially own 300,917 shares of the Issuer’s Common Stock, consisting of (i) 200,000 shares of the Issuer’s Common Stock owned by Fluffco; and (ii) 100,917 shares of the Issuer’s common stock that may be acquired by Fluffco upon exercise of currently exercisable warrants held by Fluffco. Levin is the sole member of Fluffco.

(b) Percent of class:

As of the date hereof (taking into consideration that 4,044,252 shares of the Issuer’s common stock that are issued and outstanding as reported in the Issuer’s 10-K for the year ended December 31, 2023 filed with the Securities and Exchange Commission on April 1, 2024), the 300,917 shares of the Issuer’s Common Stock beneficially owned by Fluffco and Levin constitute 7.3% of the Issuer’s Common Stock outstanding.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote:

Fluffco and Levin share the power to vote or direct the vote of the 300,917 shares of the Issuer’s Common Stock owned by Fluffco.

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of:

Fluffco and Levin share the power to dispose of or direct the disposition of the 300,917 shares of the Issuer’s Common Stock owned by Fluffco.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

CUSIP No. 105230 106	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2024	FLUFFCO, LLC

	By:	/s/ Irving Levin
	Name:	Irving Levin
	Title:	Sole Member

Dated: May 6, 2024	/s/ Irving Levin
Irving Levin

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 105230 106	13G	Page 7 of 7 Pages

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely fling of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: May 6, 2024	FLUFFCO, LLC

	By:	/s/ Irving Levin
	Name:	Irving Levin
	Title:	Sole Member

Dated: May 6, 2024	/s/ Irving Levin
Irving Levin